CONSENT OF EXPERT

The undersigned, on his own behalf and on behalf of Turnberry Projects (Pty) Ltd., hereby consents to the references to, the information derived from, and the incorporation by reference of the report titled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated effective September 4, 2019, and to the references, as applicable, to the undersigned's name and to Turnberry Projects (Pty) Ltd. included in or incorporated by reference in the Registration Statement on Form F-3 (File No. 333-231964) filed by Platinum Group Metals Ltd., and any amendments or supplements thereto.

/s/ Gordon Cunningham

Gordon I. Cunningham

Turnberry Projects (Pty) Ltd.

Date: June 3, 2020